Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: JANUARY 2003

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐   Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐   No ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Petro-Canada Fourth Quarter 2002 Press Release and Year-End Financial Statements

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

/s/ W. A. (Alf) Peneycad
Date: January 30, 2003	Name:	W. A. (Alf) Peneycad
	Title:	Vice-President, General Counsel
and Corporate Secretary

3

For immediate release
Thursday, January 30, 2003	(publié également en français)

Execution of Petro-Canada’s Strategy Delivers Outstanding Year

Highlights

•                  Upstream growth materializes in strong price environment

•                  Downstream delivers on profitability improvement initiatives

•                  Balance sheet strengthened with $465 million of debt retired in 2002

Calgary — Petro-Canada announced today 2002 earnings from operations of $1 024 million ($3.90 per share) compared with $912 million ($3.44 per share) in 2001.  Earnings from operations do not include gains or losses on foreign currency translation and on disposals of assets.  Cash flow in 2002 was $2 276 million ($8.66 per share), up from $1 688 million ($6.37 per share) in 2001.

Net earnings in 2002, including gains or losses on foreign currency translation and on disposals of assets, were $974 million ($3.71 per share) compared to $846 million ($3.19 per share) in 2001.

“Petro-Canada had an outstanding year,” said Chief Executive Officer Ron Brenneman.  “Effective execution of our strategy to improve the profitability of the base business and deliver profitable growth, combined with strong commodity prices, has delivered excellent operating and financial results in 2002.”

Fourth quarter earnings from operations were $370 million ($1.40 per share) compared to $75 million ($0.29 per share) in the same period of 2001.  Cash flow in the fourth quarter was $807 million ($3.06 per share), up from $307 million ($1.17 per share) in 2001.

Fourth quarter net earnings were $356 million ($1.35 per share) compared to $66 million ($0.25 per share) in the comparable period in 2001.

Upstream earnings from operations in the fourth quarter of 2002 were $343 million, up from $52 million in 2001.  Earnings in the quarter benefited from stronger commodity prices combined with higher production from International, East Coast Oil and Syncrude.

Downstream earnings from operations in the fourth quarter were $78 million compared with $48 million in the fourth quarter of 2001.  Earnings in the quarter benefited from stronger refining margins and the implementation of management’s profitability improvement initiatives.

“We’re reaping the benefits of capital investments made in the last few years,” commented Mr. Brenneman.  “In 2002, we successfully started up Terra Nova and completed the MacKay River oil sands project on schedule and on budget.  We also maintained our drive for profitability in the Downstream and, with our international acquisition, established a new platform for long-term growth.  We’re well positioned to build on our solid base business in the coming years.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Gordon Ritchie	Rob Andras
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-8586
E-MAIL: investor@petro-canada.ca

INTERNET SITE:  www.petro-canada.ca

SUPPLEMENTAL INFORMATION

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

In the fourth quarter of 2002, Petro-Canada’s production of crude oil, field natural gas liquids and natural gas averaged 472 400 barrels of oil equivalent per day compared with 205 000 barrels of oil equivalent per day in 2001.  The increase reflected volumes from the acquired upstream assets of Veba Oil & Gas, the start-up of Terra Nova in January 2002 and higher production at Hibernia.

In 2002, Petro-Canada’s production of crude oil, field natural gas liquids and natural gas averaged 382 400 barrels of oil equivalent per day, up from 196  500 barrels of oil equivalent per day in 2001. The increase reflected volumes from the acquired upstream assets of Veba Oil & Gas, effective May 2, 2002, the start-up of Terra Nova in January 2002 and higher production at Hibernia.

Prices Received

Canadian oil and liquids prices in the fourth quarter averaged $40.62 per barrel, compared with $29.35 per barrel in 2001.  Fourth quarter Canadian natural gas prices averaged $5.31 per thousand cubic feet, up from $3.17 per thousand cubic feet in 2001.

International oil and liquids prices in the fourth quarter averaged $41.17 per barrel, compared with $27.95 per barrel in the same period of 2001.  International natural gas prices averaged $4.67 per thousand cubic feet in the fourth quarter.

For 2002, Canadian oil and liquids prices averaged $37.95 per barrel, compared with $37.24 per barrel in 2001.  Canadian natural gas prices for 2002 year averaged $4.01 per thousand cubic feet, down from $6.00 per thousand cubic feet in 2001.

International oil and liquids prices for 2002 averaged $39.53 per barrel, compared with $37.62 per barrel in 2001.  International natural gas prices averaged $4.52 per thousand cubic feet in 2002.

Reserves Performance

Total proved reserves increased to 1 290 MMboe, up 57% from 821 MMboe as the acquisition of the Veba Oil & Gas assets, results of development drilling at Hibernia and Terra Nova, along with the development of Syncrude’s Aurora Mine more than offset total production.  Western Canada natural gas and associated liquids proved reserves replacement rate through exploration and development was 86% in 2002 compared with 104% in 2001.  Western Canada natural gas and associated liquids proved reserves finding and development costs increased to $1.56 from $1.52 per thousand cubic feet of gas equivalent in 2001.  Three-year average finding and development costs were $1.39 per thousand cubic feet in 2002.

North American Gas

Western Canada

Petro-Canada’s Western Canada natural gas business continued to perform well.  Fourth quarter production averaged 712 million cubic feet per day, compared to 731 million cubic feet per day in 2001.  Western Canada natural gas production for 2002 averaged 722 million cubic feet per day, up from 714 million cubic feet per day in 2001.  In 2003, Petro-Canada expects gas volumes to average approximately 690 million cubic feet per day.

Northwest Territories and Alaska

Petro-Canada, with its partner Devon Canada, plans to drill one exploration well in the current winter drilling season in the Mackenzie Delta.

East Coast Oil

Fourth quarter production averaged 87 500 barrels per day net to Petro-Canada, compared with 34 900 barrels per day in the fourth quarter of 2001.  This increase is largely due to production from Terra Nova, which contributed an average of 45 900 barrels per day in the fourth quarter.  In 2002, production from East Coast Oil averaged 71 900 barrels per day net to Petro-Canada, compared with 29 700 barrels per day in 2001.  In 2003, net daily production for East Coast Oil is expected to average approximately 79 000 barrels per day, taking into account a maintenance turnaround at Terra Nova in the third quarter.

Other East Coast Offshore

The drilling of a second delineation well in the Far East section of the Terra Nova field and of an appraisal well in the Avalon portion of the Hibernia field were completed in the fourth quarter.  These wells will contribute to the ongoing evaluation of these reservoirs.  In the first quarter, Petro-Canada plans to begin drilling the Mizzen prospect, the first of two exploration wells in the Flemish Pass.  Work on the White Rose development continues, with start-up expected in 2005.

Oil Sands

Syncrude production for the fourth quarter averaged 29 900 barrels per day net to Petro-Canada, compared with 28 100 barrels per day in 2001.  Higher production reflected improved reliability in the quarter.  Production for 2002 averaged 27 500 barrels per day, up from 26 800 barrels per day in 2001.  In 2003, average daily production from Syncrude is expected to be approximately 27 900 barrels per day net to Petro-Canada.

The MacKay River in situ development began production in mid-November and production averaged 9 400 barrels per day in December.  Petro-Canada expects to achieve plateau production of 30 000 barrels per day by the end of 2003.  Average production at MacKay River in 2003 is expected to be approximately 22 000 barrels per day.

International

International production for the fourth quarter averaged 213 200 barrels of oil equivalent per day net to Petro-Canada. In 2003, net daily production for International is expected to average 210 000 barrels of oil equivalent.

Northwest Europe

Fourth quarter daily production averaged 54 200 barrels of oil equivalent per day net to Petro-Canada.  Production for the United Kingdom properties averaged 32 800 barrels of oil equivalent per day, while production for the Netherlands properties averaged 21 400 barrels of oil equivalent per day in the quarter.

Development of the Clapham field in the UK North Sea (Petro-Canada 100% working interest) is progressing.  The field will be brought into production using sub-sea facilities tied in to the Triton floating production, storage and offloading vessel.  Petro-Canada expects to attain peak production of 15 000 barrels of oil equivalent per day in 2004.  In the Netherlands, development of the L5b block (Petro-Canada 30% working interest) advanced in the quarter.

In 2003, net daily production for Northwest Europe is expected to average 44 000 barrels of oil equivalent.

North Africa/Near East

In the fourth quarter, production in North Africa/Near East averaged 152 300 barrels of oil equivalent per day net to
Petro-Canada.  Libyan production averaged 43 500 barrels per day.  Syrian production averaged 106 300 barrels of oil equivalent per day and production from Algeria averaged 1 400 barrels per day.  In 2003, net daily production for North Africa/Near East is expected to average 157 000 barrels of oil equivalent.

Northern Latin America

Trinidad offshore gas production averaged 41 million cubic feet per day net to Petro-Canada in the fourth quarter.  In 2003, Trinidad production is expected to average 48 million cubic feet per day as a result of the mid-year start-up of Train 3 at the Atlantic LNG facility.

In December, Petro-Canada completed the acquisition of a 50% working interest in the La Ceiba block in Venezuela.  Rights of first refusal remain outstanding with respect to the Cerro Negro heavy oil assets in Venezuela.

DOWNSTREAM

In 2002, the Downstream delivered strong results in a difficult environment of rising crude prices.  Progress on profit improvement initiatives produced operating earnings of $254 million compared to $300 million in the stronger average business environment of 2001.

Downstream fourth quarter operating earnings were $78 million compared with $48 million in 2001.  In the fourth quarter, the refining business benefited from the recovery of cracking margins.  The New York Harbor 3-2-1 crack margin averaged US $4.64 per barrel, up from US $2.46 per barrel in the fourth quarter of 2001.  The domestic light/heavy crude price differential narrowed to $11.34 in the fourth quarter of 2002 compared with $14.38 per barrel in 2001.

In the fourth quarter, total sales of refined petroleum products were up 4% from the comparable period last year.  In 2002, total sales of refined petroleum products were 2% above the previous year.

In the fourth quarter, a planned maintenance turnaround at the Oakville refinery was successfully completed.  Modifications to reduce sulphur in gasoline to 150 parts per million, at the Oakville refinery, were successfully commissioned after the turnaround.  Petro-Canada’s refineries achieved a 97 per cent crude utilization in the fourth quarter and 101 per cent crude utilization for the full year, reflecting continued reliable operations at the Company’s refineries.

The refining and supply segment contributed $63 million to Downstream operating earnings in the fourth quarter, while the marketing segment contributed earnings of $15 million.  These results compare with a refining and supply segment contribution of $38 million and marketing earnings of $10 million in the fourth quarter of 2001.

In 2002, refining and supply generated operating earnings of $180 million, down from $263 million in the previous year.  Marketing operating earnings totaled $74 million compared with $37 million in 2001.

In 2002, lubricants performance improved due to improved industry margins and a 10% increase in value-added sales.  Sales into the value-added channel now represent over 60% of total lubricant sales.

CORPORATE

Financial Measures

Petro-Canada’s total debt at December 31, 2002, was $3 057 million, up from $1 401 million at year-end 2001.  As at December 31, 2002 the company repaid $461 million of the $2.1 billion of debt taken on to finance the Veba acquisition.  This includes $350 million in the fourth quarter of 2002. At the end of the 2002, cash and short-term investments totaled $234 million, down from $781 million at the end of 2001.  As at December 31, 2002 Petro-Canada’s debt to debt plus equity was 35% and debt to 2002 cash flow was 1.3 times.

Subsequent to year-end, the Company repaid an additional $100 million of acquisition related debt, reducing the total debt to $2 957 million.

Petro-Canada’s operating return on capital employed was 14.5 per cent, compared with 15.8 per cent in 2001.

Other Corporate

Fourth quarter net earnings in 2002 of $356 million ($1.35 per share) included a loss of $16  million ($0.06 per share) due to foreign currency translation.  The loss due to foreign currency translation included a gain of $5 million ($0.02 per share) relating to long-term debt and a loss of $21 million ($0.08 per share) relating to international subsidiaries.

In 2002, net earnings of $974 million ($3.71 per share) included a loss of $52 million ($0.20 per share), due to foreign currency translation.  The loss due to foreign currency translation included a gain of $11 million ($0.04 per share) relating to long-term debt and a loss of $63 million ($0.24 per share) relating to international subsidiaries.

Effective January 1, 2003 Petro-Canada commenced operating its international activities on a self-sustaining basis.  As a consequence, the Company has prospectively changed its accounting for the foreign currency translation of its international subsidiaries, whereby future gains or losses arising from translation of the financial statements into Canadian dollars will be deferred and included as part of shareholders’ equity.

SHAREHOLDER INFORMATION

As at December 31, 2002, Petro-Canada’s common shares outstanding totaled 263.6 million common shares.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, January 30th at 1615h, Eastern Time.  To participate, please call 1-888-740-8120 or 416-641-2403 at 1605h.  Media are invited to listen to the call by dialling 1-888-799-1759.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-558-5253 (reservation number 21101922) or 416-626-4100 (reservation number 21101922).  A live audio broadcast of the conference call will be available on Petro-Canada’s Internet site at http://www.petro-canada.ca/eng/investor/conferencecalls/5703.htm on January 30th at 1615h Eastern Time.  Approximately one hour after the call, a recording of it will be available on the Internet site.

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream.  These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada.  These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission.  The use of the term “potential reserves” in this press release does not meet the guidelines of the Securities and Exchange Commission for inclusion in documents filed with the SEC.

SELECTED FINANCIAL DATA

December 31, 2002

(unaudited, millions of dollars)

	FOURTH QUARTER		FULL YEAR
	2002	2001	2002	2001
Earnings
Upstream
Canada	248	53	689	690
International	95	(1)	225	(27)
Downstream	78	48	254	300
Shared Services	(51)	(25)	(144)	(51)
Earnings from operations	370	75	1 024	912
Foreign currency translation	(16)	(9)	(52)	(96)
Gain on disposal of assets	2	—		30
			2
Net earnings	356	66	974	846

Average capital employed
Upstream			5 181	3 179
Downstream			2 347	2 251
Shared Services			298	829
Total Company			7 826	6 259

Return on capital employed (per cent)
Upstream			17.6	21.8
Downstream			11.0	13.4
Total Company			13.9	14.8

Operating return on capital employed (per cent)
Upstream			17.6	20.9
Downstream			10.8	13.3
Total Company			14.5	15.8

Return on equity (per cent)			18.3	18.1

Debt			3 057	1 401
Cash and short-term investments			234	781
Debt to debt plus equity (per cent)			34.6	22.3

SELECTED OPERATING DATA

December 31, 2002

	FOURTH QUARTER		FULL YEAR
	2002	2001	2002	2001
Crude oil and natural gas liquids production, net before royalties (thousands of barrels per day)
East Coast Oil	87.5	34.9	71.9	29.7
Oil Sands	34.4	28.1	28.6	26.8
Western Canada	18.7	18.0	18.9	18.6
Northwest Europe	39.5	—	27.1	—
North Africa/Near East	146.3	2.2	98.4	2.3

Natural gas production, net before royalties, excluding injectants (millions of cubic feet per day)
Western Canada	712	731	722	714
Northwest Europe	89	—	60	—
North Africa/Near East	36	—	30	—
Trinidad	41	—	14	—

Total production[1] (thousands of barrels of oil equivalent per day)	472	205	382	197

Petroleum product sales (thousands of cubic metres per day)
Gasolines	25.4	24.9	25.9	24.6
Distillates	21.1	19.0	19.3	19.2
Other including petrochemicals	11.0	11.3	10.5	10.7
	57.5	55.2	55.7	54.5

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	48.5	45.6	50.4	47.7
Average refinery utilization (per cent)	97	92	101	96
Downstream earnings from operations after tax (cents per litre)	1.5	0.9	1.2	1.5

1   Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil

AVERAGE PRICE RECEIVED

December 31, 2002

	FOURTH QUARTER		FULL YEAR
	2002	2001	2002	2001
Crude oil and natural gas liquids (dollars per barrel, after hedging)
East Coast Oil	42.05	29.30	38.84	36.64
Oil Sands	39.49	31.73	39.66	39.39
Western Canada	36.00	25.74	32.01	35.31
Northwest Europe	43.28	—	41.10	—
North Africa/Near East	40.64	27.95	39.08	37.62

Natural gas (dollars per thousand cubic feet, after hedging)
Western Canada	5.31	3.17	4.01	6.00
Northwest Europe	5.03	—	4.65	—
North Africa/Near East	5.00	—	4.85	—
Trinidad	3.56	—	3.68	—

CONSOLIDATED STATEMENT OF EARNINGS

December 31, 2002

(unaudited, millions of dollars)

	FOURTH QUARTER		FULL YEAR
	2002	2001	2002	2001
Revenue
Operating	3 002	1 757	9 917	8 582
Investment and other income [4]	3	21	—	154
	3 005	1 778	9 917	8 736

Expenses
Crude oil and product purchases	1 266	966	4 556	4 687
Operating, marketing and general	617	463	2 036	1 670
Exploration	72	59	301	245
Depreciation, depletion and amortization	279	147	957	568
Foreign exchange on translation [5]	16	10	52	102
Interest	56	27	187	135
	2 306	1 672	8 089	7 407

Earnings before income taxes	699	106	1 828	1 329
Provision for income taxes	343	40	854	483
Net Earnings	356	66	974	846

Earnings per share —Basic (dollars)	1.35	0.25	3.71	3.19
—Diluted (dollars)	1.34	0.25	3.67	3.16

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

December 31, 2002

(unaudited, millions of dollars)

	FOURTH QUARTER		FULL YEAR
	2002	2001	2002	2001
Retained earnings at beginning of period, as previously reported	2 050	1 650	1 695	897
Adjustment for the retroactive application of change in accounting policy [2]	—	(179)	(184)	(126)
Retained earnings at beginning of period, as restated	2 050	1 471	1 511	771
Net earnings	356	66	974	846
Dividends on common shares	(26)	(26)	(105)	(106)
Retained earnings at end of period	2 380	1 511	2 380	1 511

SHARE INFORMATION

December 31, 2002

(unaudited, stated in dollars)

	FOURTH QUARTER		FULL YEAR
	2002	2001	2002	2001
Average shares outstanding (millions)	263.5	262.2	262.8	264.9
Earnings per share—Basic	1.35	0.25	3.71	3.19
—Diluted	1.34	0.25	3.67	3.16
Cash flow per share	3.06	1.17	8.66	6.37
Dividends per share	0.10	0.10	0.40	0.40
Share Price(a)—High	50.15	43.50	50.15	43.65
—	42.90	35.09	33.90	33.50
—Close at December 31	48.91	39.31	48.91	39.31
Shares traded(b) (millions)	45.2	49.4	196.4	212.0

(a)  Shares prices are for trading on the TSX.

(b)  Total shares traded on the TSX and New York Stock Exchanges.

CONSOLIDATED STATEMENT OF CASH FLOWS

December 31, 2002

(unaudited, millions of dollars)

	FOURTH QUARTER		FULL YEAR
	2002	2001	2002	2001
Operating activities
Net earnings	356	66	974	846
Items not affecting cash flow [6]	379	182	1 001	597
Exploration expenses	72	59	301	245
Cash flow	807	307	2 276	1 688
Decrease (increase) in non-cash working capital relating to operating activities and other	95	(88)	(226)	55
Cash flow from operating activities	902	219	2 050	1 743

Investing activities
Acquisition of oil and gas operations of Veba Oil & Gas GmbH [3]	(78)	—	(2 234)	—
Expenditures on property, plant and equipment and exploration	(575)	(533)	(1 861)	(1 681)
Proceeds from sale of assets	13	4	26	127
Increase in deferred charges and other assets, net	(16)	(14)	(72)	(10)
(Increase) decrease in non-cash working capital relating to investing activities	(4)	9	(16)	96
	(660)	(534)	(4 157)	(1 468)

Financing activities and dividends
Proceeds from issue of long-term debt	—	—	2 100	—
Reduction of long-term debt	(350)	(472)	(465)	(475)
Proceeds from issue of common shares	4	2	30	34
Purchase of common shares	—	(3)	—	(362)
Dividends on common shares	(26)	(26)	(105)	(106)
Increase in non-cash working capital relating to financing activities	—	(7)	—	—
				—
	(372)	(506)	1 560	(909)

Decrease in cash and short-term investments	(130)	(821)	(547)	(634)
Cash and short-term investments at beginning of period	364	1 602	781	1 415
Cash and short-term investments at end of period	234	781	234	781

CONSOLIDATED BALANCE SHEET

December 31, 2002

(unaudited, millions of dollars)

	DECEMBER 31,	DECEMBER 31,
	2002	2001
Assets
Current assets
Cash and short-term investments	234	781
Accounts receivable	1 596	758
Inventories	585	455
Prepaid expenses	19	15
	2 434	2 009
Property, plant and equipment, net	10 084	7 460
Goodwill	709	—
Deferred charges and other assets	212	165
	13 439	9 634

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	1 901	1 158
Income taxes payable	263	234
Current portion of long-term debt	356	5
	2 520	1 397
Long-term debt	2 701	1 396
Deferred credits and other liabilities	621	481
Future income taxes	1 821	1 483
Shareholders’ equity [7]	5 776	4 877
	13 439	9 634

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

1                          Segmented Information

                              For the Three Months ended December 31,

	Upstream
	Canada		International		Downstream		Shared Services		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenue
Sales to customers and other revenues	435	206	517	4	2 053	1 560	—	8	3 005	1 778
Inter-segment sales	275	168	—	—	1	1	—	—
	710	374	517	4	2 054	1 561	—	8
Expenses
Crude oil and product purchases	—	—	—	—	1 269	968	(3)	(2)	1 266	966
Inter-segment transactions	1	1	—	—	275	168	—	—
Operating, marketing and general	140	131	121	2	324	306	32	24	617	463
Exploration	41	56	31	3	—	—	—	—	72	59
Depreciation, depletion and amortization	135	97	88	2	56	47	—	1	279	147
Foreign currency translation	—	—	—	—	—	—	16	10	16	10
Interest	—	—	—	—	—	—	56	27	56	27
	317	285	240	7	1 924	1 489	101	60	2 306	1 672
Earnings before income taxes	393	89	277	(3)	130	72	(101)	(52)	699	106
Provision for income taxes
Current	98	64	197	(1)	52	(36)	(43)	(11)	304	16
Future	47	(28)	(15)	(1)	(2)	60	9	(7)	39	24
	145	36	182	(2)	50	24	(34)	(18)	343	40
Net earnings	248	53	95	(1)	80	48	(67)	(34)	356	66
Expenditures on property, plant and equipment and exploration	338	365	87	14	143	147	7	7	575	533
Cash flow (before changes in non-cash working capital)	478	176	216	3	137	156	(24)	(28)	807	307

1                        Segmented Information

                              For the Years ended December 31,

	Upstream
	Canada		International		Downstream		Shared Services		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenue
Sales to customers and other revenues	1 354	1 490	1 239	20	7 318	7 158	6	68	9 917	8 736
Inter-segment sales	968	642	—	—	3	6	—	—
	2 322	2 132	1 239	20	7 321	7 164	6	68
Expenses
Crude oil and product purchases	—	—	—	—	4 556	4 687	—	—	4 556	4 687
Inter-segment transactions	3	6	—	—	968	642	—	—
Operating, marketing and general	509	458	288	8	1 179	1 165	60	39	2 036	1 670
Exploration	246	194	55	51	—	—	—	—	301	245
Depreciation, depletion and amortization	507	367	249	7	200	193	1	1	957	568
Foreign currency translation	—	—	—	—	—	—	52	102	52	102
Interest	—	—	—	—	—	—	187	135	187	135
	1 265	1 025	592	66	6 903	6 687	300	277	8 089	7 407
Earnings before income taxes	1 057	1 107	647	(46)	418	477	(294)	(209)	1 828	1 329
Provision for income taxes
Current	414	502	413	(15)	242	90	(110)	(49)	959	528
Future	(45)	(114)	9	(4)	(81)	86	12	(13)	(105)	(45)
	369	388	422	(19)	161	176	(98)	(62)	854	483
Net earnings	688	719	225	(27)	257	301	(196)	(147)	974	846
Expenditures on property, plant and equipment and exploration	1 281	1 131	221	153	344	383	15	14	1 861	1 681
Cash flow (before changes in non-cash working capital)	1 417	1 125	583	27	380	589	(104)	(53)	2 276	1 688

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

2          The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements.  Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Company’s 2001 annual report.  The interim financial statements follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies set out below.

                  Effective January 1, 2002 the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants on accounting for foreign currency translation whereby an exchange gain or loss on the translation of long-term debt is included in net earnings in the current period.  Previously, the gain or loss on the translation of long-term debt was deferred and amortized over the remaining term of the debt.  The effect of this change for the three months ended December 31, 2002 was an increase (decrease) in net earnings of $7 million (2001 - $(5) million) and for the year ended December 31, 2002 was an increase (decrease) in net earnings of $19 million (2001 - $(58) million) from the net earnings that would have been reported under the former accounting policy.  The change also resulted in a decrease of deferred charges and other assets of $187 million, a decrease in future income taxes of $3 million, and a decrease in shareholders’ equity of $184 million as of December 31, 2001.

            Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments.  The Company has elected to continue accounting for stock-based compensation based on the intrinsic value at the date of granting and to disclose the pro forma results of using the fair value based method.  Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results are disclosed in Note 8.  The new recommendations have been applied to options granted after January 1, 2002.

3          On May 2, 2002 the Company acquired the shares of companies holding the majority of the international oil and gas operations of Veba Oil & Gas GmbH and on December 10, 2002 the Company acquired certain of the remaining operations which were subject to rights-of-first refusal.  The total acquisition cost, consisting of cash consideration and acquisition costs, was $2 234 million and the results of these operations have been included in the consolidated financial statements from the dates of acquisition.  The remaining operations not yet acquired are in Venezuela and are subject to rights-of-first-refusal.

            The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed was:

(millions of dollars)
Property, plant and equipment	2 012
Goodwill	709
Current assets, excluding cash of $15 million	640
Deferred charges and other assets	6
Total assets acquired	3 367
Current liabilities	634
Future income taxes	387
Deferred credits and other liabilities	112
Total liabilities assumed	1 133
Net assets acquired	2 234

            Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation.

            The goodwill, which was assigned to the international oil and gas operations acquired, will not be amortized but will be subject to a periodic impairment review.

            Funds for the acquisition were provided from credit facilities arranged with certain banks and from cash and short-term investments. The credit facilities totalled $3 320 million, of which $2 100 million was drawn during the three months ended June 30, 2002 to finance the acquisition.  The facilities are unsecured and have terms ranging from less than one to up to three years.  Borrowings are available in the form of Canadian prime loans, Canadian dollar bankers’ acceptances, U.S. base rate loans or LIBOR-based loans.  As at December 31, 2002 the outstanding loans were in the form of Canadian dollar bankers’ acceptances.  Subject to certain exceptions, proceeds from new debt financings, excluding the first $100 million raised, must be used to repay the amounts outstanding under these facilities.  During the year ended December 31, 2002 the Company repaid $461 million of the facility and cancelled an additional $189 million.  This reduced the amount of the facilities to $2 670 million, of which $1,639 million was outstanding at December 31, 2002.  In January, 2003 the Company repaid an additional $100 million of the facility.

4          Investment and other income for the year ended December 31, 2001 includes a gain on disposal of assets of $49 million which increased net earnings for the year by $30 million.

5      Foreign currency translation consists of:

	Three months ended December 31,		Year ended December 31,
	(millions of dollars)
	2002	2001	2002	2001
(Gain) loss of foreign currency translation denominated long-term debt	(5)	10	(11)	102
Loss on translation of international subsidiaries	21	—	63	—
	16	10	52	102

6          Items not affecting cash flow:

	Three months ended December 31,		Year ended December 31,
	(millions of dollars)
	2002	2001	2002	2001
Depreciation, depletion and amortization	279	147	957	568
Future income taxes	39	24	(105)	(45)
Provision for future removal and site restoration cost	11	3	27	17
(Gain) loss on translation of foreign currency denominated long-term debt	(5)	10	(11)	102
Foreign currency losses	31	—	90	—
Provision for future removal and site restoration cost	11	3	27	17
Loss (gain) on sale of assets	—	—	2	(49)
Other	24	(2)	41	4
	379	182	1 001	597

7      Shareholders’ equity consists of:

	December 31, 2002	December 31, 2001
(millions of dollars)
Common shares	1 258	1 228
Contributed surplus	2 138	2 138
Retained earnings	2 380	1 511
	5 776	4 877

8      On February 11, 2002 and November 22, 2002 the Company granted 2 482 700 options to purchase common shares for officers and certain employees at an average price of $35.95 per share.  These options have a term of 10 years, vest over four years and are exercisable at the market price when granted.  The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of the options which is amortized over the vesting period:

	Three months ended December 31, 2002			Year ended December 31, 2002
		Earnings per Share			Earnings per Share
	Net Earnings	Basic	Diluted	Net Earnings	Basic	Diluted
	(millions of dollars)	(dollars)		(millions of dollars)	(dollars)
Net earnings as reported	356	1.35	1.34	974	3.71	3.67
Pro forma adjustment	2	0.01	0.01	6	0.03	0.03
Pro forma net earnings	354	1.34	1.33	968	3.68	3.64

        The estimated weighted average fair value of the options of $12.74 per share has been determined using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.9%
Expected hold period to exercise	6 years
Volatility in the market price of the common shares	33%
Estimated annual dividend	1.4%